Consolidated Financial Statements

(expressed in thousands of United States dollars)

Years ended December 31, 2010 and 2009

SHAREHOLDER UPDATE

Review of Fiscal 2010 and Outlook for Fiscal 2011

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in 2010 and its plans for 2011.

2010 Highlights

•

Updated the preliminary economic assessment of New Polaris at US$900 gold

•

Optioned a 50% interest in the Tay LP property to Cap-Ex Ventures Ltd.

•

Cap-Ex completed a 470 km airborne geophysical survey at Tay LP

•

Closed a $1.275 million private placement financing

•

Arranged bid to acquire the open pit, heap leach Relief Canyon gold mine in Nevada

Review of 2010

The main investment themes last year were all related to the return of robust global economic growth, led by stocks and commodities, of which gold was no exception.  Gold was once again one of the best-performing investment sectors in 2010, up 30% to close the year at US$1405 per oz.

Resource stocks traded in a fairly narrow range during the year until the 4th quarter, when they moved sharply higher chasing the metal prices.  Canarc’s share price opened 2010 at CA$0.13 per share, followed the general trend for three quarters and closed the year at its year high of CA$0.285.

Thanks to our bid to purchase the largely built and permitted, open pit, heap leach Relief Canyon gold mine through a bankruptcy court auction in Reno, Nevada, Canarc was able to close a private placement financing to boost our working capital.  We also optioned the Tay LP property out to Cap-Ex Ventures Ltd. and updated the preliminary economic assessment of our New Polaris property.

New Polaris:  Canarc President Garry Biles oversaw the updating and optimization of the preliminary assessment on New Polaris by Moose Mountain Technical Services. The economics of the New Polaris gold mine project were substantially improved thanks to the higher gold price.  At $US900 per oz gold and a $US /$CA exchange rate of 0.95, the project generates a pre-tax Net Present Value (“NPV 5%”) of CA$104.9 million (after-tax $68.6 million), a pre-tax internal rate of return (“IRR”) of 32.0% (after-tax 25.8%) and a payback period of 2.7 years.  Cash costs were estimated at US$383 per oz of gold produced.  The Company was approached by several parties during the year who are interested in either joint venturing or financing New Polaris to the bankable feasibility stage.  Business discussions and project due diligence are underway.

Tay LP:  Canarc Vice President of Exploration James Moors oversaw the optioning of the Tay LP property within the prolific Tintina Gold Belt of the Yukon Territory to Cap-Ex Ventures Ltd.  Cap-Ex made the requisite payments to the underlying owners, completed a 470 km airborne geophysical survey and identified a number of strong EM conductors and magnetic anomalies within prospective geological settings that have never been drilled.  Management is currently prioritizing these conductors and anomalies for drilling.

Relief Canyon: Canarc was successful in bidding for and arranging debt financing to purchase the largely built and permitted, open pit, heap leach Relief Canyon gold mine for US$11 million through a bankruptcy court auction in Reno, Nevada.  However, following due diligence, Canarc and its lender elected in late January 2011 not to proceed with the acquisition.  The Company did proceed with the purchase for US$600,000 of the fully built, permitted and operating commercial assay laboratory at Relief Canyon in order to protect its non-refundable deposit for the mine purchase.  Management is currently considering its alternatives with regard to the lab.

Caza:  Canarc sold the remainder of its investment in Caza Gold, approximately 1.6 million shares, privately in 2010 and added the proceeds to working capital.  Caza subsequently completed an IPO on the TSX Venture Exchange in November and is now a listed company, symbol CZY.

Aztec:  Canarc continues to hold approximately 2.4 million shares, or about 9% of the shares of Aztec Metals Corp.  Aztec optioned 50% interests in its Matehuala and Charcas West properties in Mexico to Parallel Resources. Parallel drilled Matehuala but did not intersect any significant mineralization and is currently conducting surface surveys at Charcas West in anticipation of drilling in 2011.  Aztec completed a Phase 1 mapping, sampling and trenching exploration program on its third property, Viesca, also in Mexico.

Outlook For 2011

The outlook for gold and gold stocks in 2011 remains positive as evidenced by the run in the gold price late last year to US$1400 per oz.  Management is bullish that gold will seek new highs again this year due to recent unrest in the Middle East, the continuing decline of fiat currencies and the inflation that inevitably arises from reflationary monetary policies.

Canarc plans to continue pursuing the three strategic initiatives it initiated last year to create value for shareholders.

Firstly, Canarc will continue to seek a strategic financing or joint venture partner to advance the New Polaris high grade gold mine project to mine development and a bankable feasibility study.  An updated preliminary economic assessment of our New Polaris property at a $1200 per oz gold price has been commissioned in March 2011.  Discussions are currently underway with a couple of interested parties.

Secondly, the Company will look for ways to optimize its interest in the Tay LP property.  Gold mineralization at Tay-LP shares some geological similarities with other recent gold discoveries within the Tintina Gold Belt, such as the Rau property of Atac Resources (ATC: TSX-V) and the Ketza River gold deposit of Yukon-Nevada Gold (YNG: TSX).  Management is of the opinion that the exploration potential at Tay LP remains very attractive.  The airborne geophysical survey conducted last year by Cap-Ex located several strong EM conductors and magnetic anomalies that represent high priority drill targets. Combine these with the prospective geological setting, and numerous other untouched geophysical and geochemical anomalies, and it is safe to say we have many attractive targets waiting to be explored.

Thirdly, we will continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. Management is of the belief that this market environment is very attractive for making strategic gold property acquisitions at this time.

We appreciate the support of our many shareholders, and we can all look forward to a more rewarding year of growth for the Company.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the large Tay LP property and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

March 16, 2011

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss of $479,000 during the year ended December 31, 2010 (2009 - $1,579,000 and 2008 - $6,963,000) and, as of that date, the Company’s current liabilities exceeded its total assets by $67,000 (2009 - $649,000).  These conditions, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 28, 2011

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS
Cash	$ 592	$ 155
Receivables and prepaids	105	193
Marketable securities (Note 6)	25	-
Royalty receivable - current portion (Note 7(c)(i))	50	50
Total Current Assets	772	398
NON-CURRENT ASSETS
Mineral properties (Note 7)	12,724	12,626
Deposit on asset acquisition (Note 7(e))	300	-
Equipment (Note 8)	10	2
Royalty receivable - long-term portion (Note 7(c)(i))	-	46
Long-term investments (Note 9)	94	143
Total Non-Current Assets	13,128	12,817
Total Assets	$ 13,900	$ 13,215

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 532	$ 607
Notes payable (Note 10)	81	63
Flow through obligation (Note 11)	226	377
Total Current Liabilities	839	1,047
Future income tax liability (Note 15)	120	-
Total Liabilities	959	1,047

SHAREHOLDERS' EQUITY
Share capital (Note 12)	57,660	56,436
Contributed surplus	2,483	2,354
Accumulated other comprehensive income	10	-
Deficit	(47,212)	(46,622)
Total Shareholders' Equity	12,941	12,168
Total Liabilities and Shareholders' Equity	$ 13,900	$ 13,215

Nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 7 and 11)
Subsequent event (Notes 7(a)(ii) and (e), and 12(c) and (d))

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/

Bradford Cooke

/s/

William Price

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2010	2009	2008

Expenses:
Amortization	$ 1	$ 1	$ 2
Corporate development	12	37	17
Employee and director remuneration (Note 13)	383	406	350
Foreign exchange loss	43	87	77
General and administrative (Note 13)	308	195	348
Shareholder relations	62	62	121
Stock-based compensation (Note 12(c))	130	117	203

Loss before the undernoted	(939)	(905)	(1,118)

Loss on disposition of marketable securities	-	-	(32)
Gain on disposition of long-term investment	257	93	228
Gain from disposition of subsidiary (Note 7(b))	-	-	221
Investment and other income	-	-	2
Accretion of royalty receivable (Note 7(c)(i))	4	8	11
Write-off of equipment	(1)	-	-
Write-off of mineral properties (Note 7(c)(ii))	-	(57)	(6,275)
Due diligence costs on asset acquisition (Note 7(e))	(20)	-	-
Interest expense (Note 10)	(14)	(3)	-
Flow through financing costs (Note 11)	150	(489)	-

Loss before income tax	(563)	(1,353)	(6,963)

Future income tax expense (Notes 12(b)(i) and (ii))	(27)	(226)	-

Net loss for the year	(590)	(1,579)	(6,963)

Other comprehensive (loss) income:
Unrealized gain (loss) on available-for-sale securities (Note 6)	10	-	(3)
Realized gain on sale of available-for-sale securities	-	-	32
Foreign exchange on realized gain	-	-	(1)

Comprehensive loss for the year	$ (580)	$ (1,579)	$ (6,935)

Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.10)

Weighted average number of common shares outstanding	82,446,825	74,486,023	71,793,931

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars)

					Years ended December 31,
		2010			2009			2008
	Shares		Amount	Shares		Amount	Shares		Amount

Share capital:
Balance, beginning of year	81,969,655		$ 56,436	72,704,505		$ 55,349	71,734,505		$ 55,289
Issued:
Private placement, net of share issuance costs (Note 12(b))	8,500,000		1,244	9,104,900		837	1,000,000		77
Property acquisition (Note 7(a)(ii))	221,235		24	160,250		24	-		-
Exercise of options	20,000		3	-		-	-		-
Exercise of warrants	275,000		42	-		-	-		-
Provision for flow-through shares (Notes 11 and 12(b)(i) and (ii))	-		(89)	-		226	-		-
Write-off of mineral properties (Note 7(d)(iii))	-		-	-		-	(30,000)		(17)
Balance, end of year	90,985,890		57,660	81,969,655		56,436	72,704,505		55,349

Contributed surplus:
Balance, beginning of year			2,354			2,217			2,014
Exercise of options			(1)			-			-
Fair value of stock options recognized			130			117			203
Fair value of finders' fee warrants			-			20			-
Balance, end of year			2,483			2,354			2,217

Accumulated other comprehensive income:
Balance, beginning of year			-			-			(28)
Unrealized (loss) gain on available-for-sale securities			10			-			(3)
Realized gain on sale of available-for-sale securities			-			-			32
Foreign exchange on realized gain on available-for-sale securities			-			-			(1)
Balance, end of year			10			-			-

Deficit:
Balance, beginning of year			(46,622)			(45,043)			(37,795)
Disposition of subsidiaries pursuant to plan of arrangement (Note 5)			-			-			78
Dividends pursuant to plan of arrangement (Note 5)			-			-			(363)
Net loss for the year			(590)			(1,579)			(6,963)
Balance, end of year			(47,212)			(46,622)			(45,043)

Total Shareholders' Equity			$ 12,941			$ 12,168			$ 12,523

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2010	2009	2008

Cash provided from (used for):

Operations:
Net loss for the year	$ (590)	$ (1,579)	$ (6,963)
Items not involving cash:
Accretion of royalty receivable (Note 7(c)(i))	(4)	(8)	(11)
Accrued interest	14	3	-
Amortization	1	1	2
Employee remuneration	-	-	58
Loss on disposition of marketable securities	-	-	32
Gain on disposition of long-term investment	(257)	(93)	(228)
Gain on disposition of subsidiary (Note 7(b))	-	-	(221)
Stock-based compensation	130	117	203
Unrealized currency translation loss (gain)	8	1	22
Write-off of equipment	1	-	-
Write-off of mineral property (Note 7(c)(ii))	-	57	6,275
Flow-through financing costs (Note 11)	(150)	489	-
Future income tax expense (Notes 12(b)(i) and (ii))	27	226	-
	(820)	(786)	(831)
Changes in non-cash working capital items:
Receivables and prepaids	25	103	180
Accounts payable and accrued liabilities	(85)	244	51
Cash used by operating activities	(880)	(439)	(600)

Financing:
Issuance of common shares, net of share issuance costs	1,287	857	77
Proceeds from notes payable	-	60	-
Cash from financing activities	1,287	917	77

Investing:
Proceeds from disposal of marketable securities	-	-	12
Proceeds from royalty receivable (Note 7(c)(i))	50	50	50
Proceeds from disposition of subsidiary (Note 7(b))	-	-	204
Mineral properties, net of recoveries	(26)	(644)	(79)
Deposit on asset acquisition (Note 7(e))	(300)	-	-
Cash of subsidiaries pursuant to plan of arrangement (Note 5)	-	-	(345)
Proceeds from disposal of long-term investments (Note 9)	306	116	203
Cash from (used by) investing activities	30	(478)	45

Increase (decrease) in cash	437	-	(478)
Cash, beginning of year	155	155	633

Cash, end of year	$ 592	$ 155	$ 155

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2010	2009	2008

Non-cash financing and investing activities:

Dividends issued pursuant to plan of arrangement (Note 5)	$ -	$ -	$ 363
Shares returned to treasury from disposition
of mineral property interest (Note 7(d)(iii))	-	-	17
Fair value of stock options allocated to shares issued on exercise of stock options	1	-	-
Fair value of finders' fees warrants	-	20	-
Accrual of acquisition of equipment	10	-	-
Available-for-sale securities received from optioned mineral property interests (Note 7(a)(ii))	15	-	-
Issuance of shares for mineral property interests (Notes 7(a)(ii) and 12(b)(i) and (ii))	24	24	-
Mineral exploration tax (adjustment) credit receivable on mineral properties	-	(113)	-
Accounts payable adjustment to mineral properties	(63)	-	-
Accounts payable related to write-off of mineral properties	-	57	-

Income taxes paid	-	-	-

Interest paid	-	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant net losses of $590,000 (2009 - $1.58 million and 2008 - $6.96 million) and has a deficit of $47 million at December 31, 2010 (2009 - $47 million).  Furthermore, the Company has working capital deficiency of $67,000 as at December 31, 2010 (2009 - $649,000), which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management is actively seeking to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management’s plans will be successful.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern and such adjustments could be material.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars.

These consolidated financial statements include the accounts of the Company and its investments as follows:

-

Carib Industries Ltd., in which the Company previously held a 78.5% interest and was consolidated but was disposed of in fiscal 2008 (Note 7(b));

-

Caza Gold Corp. (“Caza”), in which the Company previously held a 100% interest and was consolidated but was divested pursuant to a plan of arrangement (Note 5) and held a nil% interest as at December 31, 2010 (2009 – 7%), and such investment was accounted for using the cost method;

-

Minera Canarc de Mexico SA de CV (“Minera Canarc”), in which the Company previously held a 100% interest and was consolidated but was transferred to Caza in fiscal 2008 pursuant to a plan of arrangement (Note 5);  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(b)

Financial instruments:

Financial Instruments – Recognition and Measurement

All financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in operations;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that do not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the resulting gain or loss is transferred to operations;

•

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in operations in the year in which they arise;  and

•

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in operations in the year in which they arise.

In June 2009, the Canadian Institute of Chartered Accountants (the “CICA”) amended Handbook Section 3862, “Financial Instruments – Disclosures” to require enhanced disclosure about the fair value assessments of the financial instruments.  The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of assets and liabilities included in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.  Other than additional disclosure in Note 4, the adoption of this revised section did not result in a material impact on the Company’s consolidated financial statements.

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral properties represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.

(f)

Long-term investments:

Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(b).

(g)

Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(h)

Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(i)

Flow-through common shares:

Flow-through common shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The proceeds from common shares issued under flow-through common share financing agreements are credited to share capital.  The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in share capital and the recognition of a future tax liability.

A portion of the future income tax assets that were not previously recognized are recognized as a recovery of future income taxes in the consolidated statements of operations up to the amount of the future income tax liability or renouncement.

(j)

Stock-based compensation plan:

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.  The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

(k)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset upon commencement of production.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at December 31, 2010 or 2009.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(l)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year.  The treasury stock method is used to calculate diluted earnings (loss) per common share amounts.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted loss per common share presented is the same as basic loss per common share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(m)

Foreign currency translation:

The Company uses the United States dollar as its functional and reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the consolidated statements of operations in the year in which they occur.

(n)

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to collectability of receivables, balances of accrued liabilities, impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, income taxes payable, flow through obligation, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(o)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIEs.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent they are considered more likely than not to be realized.  The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(q)

New accounting pronouncements:

(i)

International Financial Reporting Standards (“IFRS”):

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010.  The Company continues with its IFRS conversion.

(ii)

Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred.  Section 1601 establishes standards for the preparation of consolidated financial statements.

The new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  There will be no impact from the adoption of these sections.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(r)

Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable.  The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it would be able to continue this financing in the future.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming year.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2010.

4.

Management of Financial Risk

The Company has classified its cash as held-for-trading, marketable securities and long-term investments as available-for-sale, receivables as loans and receivables, and accounts payable and accrued liabilities, notes payable and flow through obligation as other financial liabilities.

The Company’s long term investment in shares of Aztec Metals Corp. (“Aztec”) is classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

The fair values of the Company’s receivables, accounts payable and accrued liabilities, notes payable, and flow through obligation approximate their carrying values due to the short terms to maturity.  Cash and marketable securities are measured at fair values using level 1 inputs.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level 3 in the fair value hierarchy as it is based on unobservable inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Non-contractural/taxes receivables from government agencies are not considered financial instruments.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 7(c)(i)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2011.

Accounts payable and accrued liabilities are due in accordance with normal terms of trade, and the notes payables are due on demand.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(i)

Foreign currency risk:

The Company’s mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets as its financial statements are stated in U.S. dollars.

At December 31, 2010, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars
(stated in U.S. dollars)

Cash	$ 539
Receivables and prepaids	105
Marketable securities	25
Accounts payable and accrued liabilities	(316)
Notes payable	(81)
Flow through obligation	(226)

Net financial assets (liabilities)	$ 46

Based upon the above net exposure as at December 31, 2010 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar (“CAD”) could result in a decrease/increase of $4,600 in the Company’s net earnings (losses).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year-end and the notes payable are stated at a fixed interest rate.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 7(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property interests which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company’s shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

6.

Marketable Securities

	2010	2009

Investment in shares of companies, at cost	$ 14	$ -
Unrealized foreign exchange gains	1	-
Change in fair value	10	-
	$ 25	$ -

The quoted market value of shares of companies was $25,000 at December 31, 2010.

7.

Mineral Properties

		2010			2009
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 7(a)(i))	$ 3,605	$ 8,660	$ 12,265	$ 3,605	$ 8,556	$ 12,161

Yukon:
Tay-LP (Note 7(a)(ii))	74	385	459	25	440	465

	$ 3,679	$ 9,045	$ 12,724	$ 3,630	$ 8,996	$ 12,626

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(a)

Canada:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2010 include a reclamation bond for CAD$250,000.

(ii)

Tay-LP:

On August 24, 2009, the Company entered into an option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011.  In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  The Company made cash payments of CAD$50,000 in October 2010 and CAD$20,000 in August 2009.  The Company issued 221,235 common shares (2009 - 160,250 common shares) at a value of CAD$0.113 (2009 - CAD$0.156) per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(a)

Canada:     (continued)

(ii)

Tay-LP:     (continued)

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 have been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company’s underlying option agreement in good standing until October 2011.  In April 2010, Cap-Ex made a cash payment of CAD$30,000 directly to Ross River.  Cap-Ex terminated the option agreement in March 2011.

(b)

Bellavista, Costa Rica:

The Company held a net profit interest in the Bellavista property, which was located near San Jose, Costa Rica.  The Company had a net profit interest in Bellavista in which the Company was entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commenced.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received until $317,741 in advance royalty payments were repaid.

In July 2008, as amended in December 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  The Company has received $50,000 in annual royalties.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(i)

Sara Kreek:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2010.

Present value of expected cash flows from royalties as at January 1, 2009	$ 138
Add: Accretion for the year	8
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2009	96
Add: Accretion for the year	4
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2010	50
Less: Current portion of royalty receivable as at December 31, 2010	(50)
Long-term portion of royalty receivable as at December 31, 2010	$ -

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property, which was then amended in August 2002 and in April 2005.

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company ceased all exploration work on the concessions in August 2007, and elected to write-off its investment in the Benzdorp property in 2008.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(d)

Mexico:

(i)

Los Angeles:

In April 2008, Caza and Minera Canarc, wholly-owned subsidiaries of the Company at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making $1 million in cash payments over a four-year period and issuing $50,000 in shares of the Company over a twelve-month period.  The vendors retained a 3% NSR.  The Company made an initial payment of $15,000 upon the signing of the option agreement.  Pursuant to the Arrangement which closed in June 2008, Caza and Minera Canarc were thereafter no longer subsidiaries of the Company (Note 5).

(ii)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(iii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a value of CAD$0.63 per share in 2007.  The vendors retained a 2.5% NSR, and the Company had the right to reduce the royalty to 1.5% at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five-day closing share price average on the Toronto Stock Exchange (the “TSX”) prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 common shares, which were originally issued, were returned to treasury and cancelled.

(iv)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(v)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Company issued 15,000 common shares at a value of CAD$0.45 per share in 2007.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(e)

Relief Canyon, United States:

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, the Company paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending the Company’s due diligence, and was also obligated to pay US$20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional US$300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, matured in one year, bore simple annual interest rate of 12%, and was secured by a first charge on the Relief Canyon gold mine assets.  The Company would issue a closing bonus of one million common shares to Effisolar and would have the right to repay the loan at any time after six months.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10-day average closing price on the TSX.

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, the Company paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company.  The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(f)

Expenditure options:

As at December 31, 2010, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments (1)	Payments	Reduction	Other	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)	(US$000s)

New Polaris (Note 7(a)(i)):
Net profit interest reduction						150,000
or buydown

Tay-LP (Note 7(a)(ii)):
October 31, 2011	$ 50	$ 245
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

Relief Canyon (Note 7(e)):
Assay laboratory - February 4, 2011 (paid)					$ 300

	$ 900	$ 845	$ 25	$ 1,950	$ 300	150,000

(1)

Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(g)

Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(h)

Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(i)

Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.

Equipment

		2010			2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Equipment	$ 10	$ -	$ 10	$ 140	$ 138	$ 2

9.

Long-Term Investments

As at December 31, 2010, the Company had an interest of 9% (2009 - 11%) in Aztec and Nil% (2009 - 7%) in Caza.

10.

Notes Payable

In December 2007, the Company’s previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed the Arrangement with Caza in which Caza was no longer a wholly-owned subsidiary of the Company (Note 5).

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  During the year, the Company accrued CAD$6,886 (2009 - CAD$3,719) in interest and a loan bonus of CAD$7,444 (2009 - $Nil).

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.

Flow Through Obligation

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) in 2009, the Company had estimated approximately $661,700 in Canadian exploration expenditures (“CEE”) incurred in 2007 which do not qualify as CEE for flow-through purposes related to a flow-through private placement which closed in October 2006.  Consequently the Company has recognized a flow-through financing cost of $489,000 in 2009 for estimated indemnities to flow through subscribers.

In June 2010, the CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as CEE of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  The Company accrued liabilities of approximately CAD$175,000 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$50,000 in accrued interests related to the indemnities.  Should the estimate change in the future, it may affect future results of operations and cash flows.

12.

Share Capital

(a)

Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)

Issued:

(i)

In February 2010, the Company renounced CAD$475,239 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a future income tax recovery of approximately US$113,000.

Pursuant to an audit by the CRA in 2009, the Company initially estimated $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes.  In June 2010, it was determined that CAD$795,000 as being disqualified for CEE for flow-through purposes, resulting in a future income tax expense of US$24,000.  Note 11 provides further details.

On October 19, 2010, the Company issued 221,235 common shares at a price of CAD$0.113 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 7(a)(ii) provides further details.

On December 13, 2010, the Company closed a private placement for 8.5 million units at CAD$0.15 per unit for gross proceeds of CAD$1,275,000.  Each unit was comprised of one common share and one-half of one share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.22 until June 13, 2012.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(b)

Issued:     (continued)

(ii)

On October 22, 2009, the Company closed two private placements.  One private placement was for 4,000,000 flow-through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders’ fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.

The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of one share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders’ fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

On November 4, 2009, the Company issued 160,250 shares at a price of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 7(a)(ii) provides further details.

On November 9, 2009, the Company closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of one share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders’ fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

On December 31, 2009, the Company recognized a future income tax expense of $226,000 related to expenditures which do not qualify as CEE for flow-through tax purposes as determined by the CRA.  The Company has estimated approximately $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes, resulting in a future income tax expense of approximately $226,000.  These exploration expenditures were previously renounced in March 2007.  Note 11 provides further details.

(iii)

In December 2008, the Company closed a non-brokered private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of one share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

In May 2008, the Company wrote-off the Providencia property and 30,000 shares which were previously issued on acquisition were returned to treasury and cancelled.  Note 7(d)(iii) provides further details.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 16,335,000 common shares, of which options for 9,410,000 common shares are outstanding as at December 31, 2010.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	8,665,000	$0.38	8,079,000	$0.48	7,074,000	$0.54
Granted	2,740,000	$0.10	1,680,000	$0.11	1,800,000	$0.29
Exercised	(20,000)	$0.11	-	-	-	-
Forfeited	(115,000)	$0.23	(60,000)	$0.38	(75,000)	$0.53
Expired	(1,860,000)	$0.32	(1,034,000)	$0.73	(720,000)	$0.55
Outstanding, end of year	9,410,000	$0.31	8,665,000	$0.38	8,079,000	$0.48

Exercise price range (CAD$)	$0.10 - $0.74		$0.11 - $0.74		$0.25 - $1.00

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2010:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Price	Number	Remaining	Exercise	Number	Remaining	Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2010	(Number of Years)	(CAD$)	Dec 31, 2010	(Number of Years)	(CAD$)

$0.10 - $0.24	4,340,000	4.3	$0.10	1,516,000	3.9	$0.11
$0.25 - $0.49	2,480,000	2.2	$0.34	2,480,000	2.2	$0.34
$0.50 - $0.74	2,590,000	1.0	$0.63	2,590,000	1.0	$0.63
	9,410,000	2.8	$0.31	6,586,000	2.1	$0.40

During the year ended December 31, 2010, the Company recognized stock-based compensation of $129,500 (2009 - $117,570 and 2008 - $203,000) based on the fair value of options granted that were earned by the provision of services during the year.  Stock-based compensation is segregated between directors and employees as follows:

	2010	2009	2008

Directors	$ 61	$ 59	$ 79
Employees	69	58	124

	$ 130	$ 117	$ 203

For the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vested on June 15, 2009.

Options which were granted in May 2008, July 2009 and September 2010 are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The fair value of stock options granted and the weighted average assumptions used to calculate compensation expense are estimated using the Black-Scholes option pricing model as follows:

	2010	2009	2008

Fair value of options granted during the year	$0.07	$0.09	$0.21

Risk-free interest rate	1.93%	2.41%	2.59%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	111%	79%	57%
Expected option life in years	4	4	4

Subsequent to the year-ended December 31, 2010, options for 44,000 common shares were exercised.

(d)

Warrants:

At December 31, 2010, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	December 31, 2010

$0.15	June 1, 2010	500,000	-	-	(500,000)	-
$0.15	April 22, 2011	39,410	-	-	-	39,410
$0.15	October 22, 2011	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,568,140	-	(249,000)	-	2,319,140
$0.165	May 9, 2011	154,410	-	(26,000)	-	128,410
$0.220	June 13, 2012	-	4,250,000	-	-	4,250,000

		3,464,120	4,250,000	(275,000)	(500,000)	6,939,120

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(d)

Warrants:     (continued)

At December 31, 2009, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	December 31, 2009

$0.15	June 1, 2010	500,000	-	-	-	500,000
$0.15	April 22, 2011	-	39,410	-	-	39,410
$0.15	October 22, 2011	-	202,160	-	-	202,160
$0.15	April 22, 2011	-	2,568,140	-	-	2,568,140
$0.165	May 9, 2011	-	154,410	-	-	154,410

		500,000	2,964,120	-	-	3,464,120

At December 31, 2008, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	December 31, 2008

$0.65	July 24, 2008	1,100,000	-	-	(1,100,000)	-
$0.15	June 1, 2010	-	500,000	-	-	500,000

		1,100,000	500,000	-	(1,100,000)	500,000

In 2009, the fair value of the 411,670 finders’ fee warrants which were issued pursuant to the private placements in the amount of $19,969 (2008 - $Nil) and included as a reduction to share capital was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2009

Risk-free interest rate	1.37%
Expected dividend yield	0%
Expected stock price volatility	103.33%
Expected option life in years	2

No finders’ fee warrants were issued in 2010.

Subsequent to the year-ended December 31, 2010, warrants for 414,705 common shares were exercised.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(e)

Common shares reserved for issuance at December 31, 2010:

Number of Shares

Outstanding, December 31, 2010	90,985,890
Property agreements (Note 7(f))	150,000
Stock options (Note 12(c))	9,410,000
Warrants (Note 12(d))	6,939,120

Balance, December 31, 2010	107,485,010

(f)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Related Party Transactions

Except as disclosed elsewhere in the consolidated financial statements, general and administrative costs during 2010 include:

-

CAD$42,819 (2009 - CAD$57,586 and 2008 - CAD$52,561) of salaries to an employee who is a director;

-

CAD$40,000 (2009 – CAD$40,000 and 2008 - CAD$36,659) for directors’ fees.  As at December 31, 2010, the Company accrued CAD$108,659 (2009 - CAD$68,659) in directors fees included in accounts payable;

-

CAD$73,535 (2009 - CAD$102,608 and 2008 - CAD$67,217) in legal fees to a law firm in which a senior officer of the Company is a partner.  As at December 31, 2010, the Company owed CAD$61,999 (2009 - CAD$114,883) to the law firm;

-

CAD$181,345 (2009 - CAD$262,322 and 2008 - CAD$272,572) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2010, the Company was owed CAD$12,195 (2009 - CAD$56,169) from such companies;  and

-

CAD$90,543 (2009 - CAD$79,827 and 2008 - CAD$119,976) in office rent and salary allocations incurred to a company sharing certain common directors.  As at December 31, 2010, the Company owed CAD$16,388 (2009 - CAD$46,191) to the company.

The above transactions are incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

14.

Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	2010			2009
	Canada	U.S.A	Total	Canada	U.S.A	Total
	$ 12,724	$ -	$ 12,724	$ 12,626	$ -	$ 12,626
Mineral property interest	-	-	10	2	-	-
Deposit on asset acquisition	10	-	10	2	-	2
Equipment	13,600	300	13,900	13,215	-	13,215
Total assets

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2010	2009	2008

Expected recovery	$ (161)	$ (406)	$ (2,194)
Temporary differences	(74)	(69)	-
Permanent differences	(26)	35	64
Benefit of tax attributes and other items	398	(534)	215
Write-off of mineral properties	-	-	1,977
Change in valuation allowance	(143)	1,005	(72)
Effect of change in tax rate	33	195	10

Future income tax expense	$ 27	$ 226	$ -

The significant components of the Company’s future income tax assets and liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009

Future income tax assets:
Equipment	416	380
Share issue costs	25	53
Non-capital losses	1,687	1,628
Capital losses	12	12
	2,140	2,073
Valuation allowance	(1,777)	(1,814)
	363	259
Future income tax liability
Resource properties	$ (483)	$ (259)
Future income tax liabilities, net	$ (120)	$ -

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Income Taxes     (continued)

At December 31, 2010, the Company has non-capital losses for Canadian tax purposes of approximately $6,747,000, and Canadian capital losses of approximately $97,000 which are without expiry.  The non-capital losses expire as follows:

2014	$ 722
2015	88
2026	783
2027	1,727
2028	792
2029	1,682
2030	953
$ 6,747

Funds raised through the issuance of flow through shares are required to be expended on qualified Canadian mineral exploration expenditures as defined pursuant to Canadian income tax legislation.  In 2010, the Company expended funds of CAD$4,761 (2009 – CAD$475,239) in mineral exploration expenditures from the private placement of flow through shares in 2009.

Canarc Resource Corp.

CORPORATE  INFORMATION

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Bruce Bried

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

Smythe Ratcliffe LLP

7th Floor,  355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp.